

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

Mr. Bob Glaser
President
Sustainable Environmental Technologies Corporation
2377 W. Foothill Blvd, Suite #18
Upland, CA 91786

> **Re:** **Sustainable Environmental Technologies Corporation**
> **Current Report on Form 8-K/A**
> **Filed November 22, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 22, 2010**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **Current Report on Form 8-K**
> **Filed July 9, 2010**
> **File No. 000-25488**

Dear Mr. Glaser:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed November 22, 2010

General

1. Please amend your Form 8-K/A to address the following comments.

Exhibit 99.2

<u>Pro-Forma Condensed Combined Balance Sheet, page F-2</u>

2. Please show the number of shares authorized, issued and outstanding on a historical and pro forma basis on the face of the pro forma balance sheet.

<u>Pro-Forma Condensed Combined Statement of Operations, page F-3</u>

3. Please revise your pro forma statements of operations to exclude discontinued operations. Only the portion of the statements of operations through "net income (loss) from continuing operations" should be used in preparing your pro forma results.

<u>Notes to Unaudited Pro Forma Combined Condensed Financial Statements, page F-5</u>

4. Please enhance your disclosure to show precisely how you arrived at each adjustment amount in a note to the pro forma financial information. This note should include a discussion of any significant assumptions and estimates used to arrive at these amounts.

5. Please reconcile in a footnote the historical weighted average common shares outstanding to the pro forma weighted average common shares outstanding for both your basic and diluted earnings per share computations. Please also disclose separately by type of security the number of shares not included in dilutive EPS for antidilutive reasons.

6. Please expand your description of adjustment (3) to explain how it relates to the acquisition of Pro Water, LLC. You state that common shares were issued in connection with the conversion of $770,000 in convertible notes payable. Please disclose why the reduction to convertible notes payable is only for $388,541. If there are multiple adjustments being made to this line item, please clearly disclose each component and how you arrived at each component amount.

7. Please help us better understand adjustment (5). Specifically, please help us understand why these amounts do not agree to the amounts reported for the six months ended September 30, 2009 in your Form 10-Q for the period ended September 30, 2009. Please also disclose the financial statement period reflected in the SETCORP column.

<u>Form 10-Q for the Period Ended September 30, 2010</u>

<u>Item 1 – Financial Statements</u>

<u>Consolidated Statements of Operations, page F-2</u>

8. Please help us understand how you have calculated a net loss of $0.00 per share for the three and six months ended September 30, 2010.

Consolidated Statement of Stockholders' Equity, page F-3

9. Please help us understand why the convertible note payable issued in connection with the acquisition of Pro Water, LLC would impact additional paid-in capital by $2 million.

Note 1 – Organization, History and Significant Accounting Policies and Procedures, page F-5

Organization and History, page F-5

10. In July 2010, you issued 33 million shares of common stock for the acquisition of Pro Water, LLC. Your Form 10-Q for the period ended June 30, 2010 indicates that you had 107 million shares of common stock outstanding at June 30, 2010. Please provide us with a comprehensive explanation as to how you determined that Pro Water, LLC is the accounting acquirer. Refer to ASC 805-10-55-10 through 15. Please correspondingly expand your disclosures in future filings to address how you made this determination. Please show us in your supplemental response what the revisions will look like.

11. On page F-5 of the pro forma financial information provided in your Form 8-K/A filed on November 22, 2010, you disclose that Pro Water, LLC is the acquirer because it remains under common control before and after the acquisition. Please further clarify which other entity is under common control with Pro Water, LLC as well as how you made this determination. For example, you should clarify if you and Pro Water, LLC were under common control before and after this transaction and provide us with a summary of the analysis you performed to make this determination.

Note 2 – Accounting Policies and Basis of Presentation, page F-5

General

12. Please disclose in future filings the types of expenses that you include in the cost of revenues line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:

   - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

   - in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from

> gross margin, including them instead in a line item such as general and
> administrative expenses.

Please show us in your supplemental response what the revisions will look like.

13. Please disclose in future filings the line item(s) in which you include depreciation and
amortization. If you do not allocate a portion of your depreciation and amortization to
cost of revenues, please also revise your presentation to comply with SAB Topic 11:B,
which would include revising the cost of revenues title and removing the gross profit
subtotal throughout the filing.

14. Please disclose in future filings the method you are using to account for your investment
in World Environmental Solutions Pty Ltd as well as the corresponding disclosures
required based on the method you are using. Refer to ASC 323 and ASC 325-20. Please
also provide the disclosures called for by ASC 325-20-50 for the cost investments you
have recorded on your balance sheets at September 30, 2010. Please show us in your
supplemental response what the revisions will look like.

Fair Value of Financial Instruments, page F-6

15. Please revise your disclosure in future filings to present the quantitative disclosures
related to assets and liabilities that are measured at fair value using a tabular format.
Refer to FASB ASC 820-10-50-8. Please show us in your supplemental response what
the revisions will look like.

Goodwill, page F-7

16. You disclose that impairment of goodwill is tested at the operating segment level;
however, it is not clear what your segments are. Please provide the disclosures required
by FASB ASC 280-10-50-21 in future filings. These should include a discussion of your
internal structure, how you are organized, and whether operating segments have been
aggregated. Please show us in your supplemental response what the revisions will look
like.

17. To the extent that any of your reporting units have estimated fair values that are not
substantially in excess of the carrying values and to the extent that goodwill for these
reporting units, in the aggregate or individually, could materially impact your operating
results or total stockholder's equity (deficit), please provide the following disclosures
separately for each of these reporting units in future filings:

- The percentage by which fair value exceeds the carrying value as of the most-recent
step-one test;

- The amount of goodwill;

- A description of the assumptions that drive the estimated fair value;

- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total stockholder's equity (deficit). Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance. Please show us in your supplemental response what the revisions will look like.

Revenue Recognition, page F-7

18. You generate revenues from your deep injection water disposal well. Customers are charged on a per barrel rate for the water which you dispose. You record revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. For your water disposal services, please disclose in future filings at what point you determine that all of the criteria have been met and revenue should be recorded. For example, please clarify if revenue is recorded when the water is actually disposed. Please show us in your supplemental response what the revisions will look like.

Note 4 – Acquisitions, page F-8

19. Please tell us how you determined that the acquisition of the Deep Injection Well constituted the acquisition of a business rather than the acquisition of assets. Refer to ASC 805-10-25-1 and ASC 805-10-55-4 through 9.

20. Please disclose in future filings the amounts of revenue and earnings of DIW since the acquisition date of October 1, 2009 that are included in your statements of operations. Refer to FASB ASC 805-10-50-2(h)(1). Please show us in your supplemental response what the revisions will look like.

21. Please revise your disclosure in future filings to disclose the results of operations on a pro forma basis in accordance with FASB ASC 805-10-50-2(h)(2) and (3). Please show us in your supplemental response what the revisions will look like.

22. Please disclose in future filings a qualitative description of the factors that make up the $66,000 of goodwill expected to be recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. Please show us in your supplemental response what the revisions will look like.

Note 8 – Notes Payable, page F-10

23. Please provide disclosures in future filings regarding the terms and accounting of the $2 million of convertible notes issued as part of the acquisition of Pro Water, LLC, including what consideration you gave as to whether there was a beneficial conversion feature. Please show us in your supplemental response what the revisions will look like.

Note 11 – Commitments and Contingencies, page F-13

24. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose in future filings the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by FASB ASC 450-20-50-3 and 450-20-50-4. Please show us in your supplemental response what the revisions will look like.

25. You state that you have only accrued items discussed in this paragraph. Please confirm that there are no additional matters which should also be disclosed pursuant to ASC 450-20-50-3. For example, you should also provide disclosures related to contingencies for which there is a reasonable possibility that a loss or an additional loss may have been incurred and an accrual is not made because the conditions in ASC 450-20-25-2 are not met.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

Results of Operations for the Three and Six-Month Periods Ended September 30, 2010 and 2009, page 4

26. Please revise your disclosure in future filings to describe the significant components of each revenue and expense line item that, in your judgment, should be described in order to understand your results of operations. Please also ensure that you comply with the requirements set forth in Item 303 of Regulation S-K. Please show us in your supplemental response what the revisions look like.

27. You disclose in the Income Statement Data section that you had loss from operations of $499,357 and $332,405 for the three and six months ended September 30, 2010. Based on your statements of operations, it appears that you actually had operating income of $21,731 and $189,347 for the three and six months ended September 30, 2010. Please revise in future filings.

Liquidity and Capital Resources, page 5

28. You disclose that you incurred an operating loss from continuing operations before income taxes of $332,405 during the quarter ended September 30, 2010. Based on your statement of operations, it appears that this amount is actually your net loss from continuing operations for the six months ended September 30, 2010. Please revise in future filings.

Exhibit 31.2

29. We note that paragraph one refers to the annual report on Form 10-Q. In future filings, please refer to the quarterly report on Form 10-Q in officer certifications for your quarterly filings.

Form 10-K for the Year Ended March 31, 2010

Item 10. Directors, Executive Officers, and Corporate Governance, page 11

Board of Directors, page 11

30. In future filings, please specifically identify both the companies and the positions held with each company for each director or officer. Please also list the companies with which Bob Glaser has been employed and the positions held with each of the companies during the last five years. See Item 401(e)(1) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners . . . , page 15

31. In future filings, for each entity, please identify the full name of the natural person having sole voting and dispositive power with respect to the shares of common stock listed in the table.

Form 8-K filed July 9, 2010

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

32. Please revise your Form 8-K to provide all information that would be required if you filed a Form 10 registration statement. Refer to Item 2.01(f) of Regulation S-K.

Item 3.02 Unregistered Sales of Equity Securities, page 2

33. We note your disclosures in (b) and (c) regarding the issuance of shares of common stock to Horst Franz Geicke. If the stock issuances resulted in a change of control of your company, please revise your Form 8-K to provide all of the disclosure required by Item 5.01 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3865 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director